

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 19, 2010

VIA INTERNATIONAL MAIL AND FAX (905) 863-7492
Mr. Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
5945 Airport Road
Suite 290
Toronto, Ontario, Canada

> **Re: Nortel Networks Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-34243**

Dear Mr. Binning:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director